

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

06018341

31 October 2006

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL

Dear Sirs,

GKN plc

- **Transaction in own shares**

For your information I enclose a copy of the above announcement which was released on 30 October.

Yours faithfully,

S. Miles

Sue Miles

Enc

PRNUK 3010



PROCESSED
NOV 1 5 2006
THOMSON
FINANCIAL



SEC MAIL PROCESSING
RECEIVED
NOV 0 6 2006
WASH. D.C. SECTION
210

GKN plc is registered in England No4191106
Registered office: PO Box 55, Ipsley House, Ipsley Church Lane,
Redditch, Worcestershire B98 0TL, England

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Company	GKN PLC
TIDM	GKN
Headline	Transaction in Own Shares
Released	17:08 30-Oct-06
Number	PRNUK-3010

EXEMPTION NO. 82 - 5204

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 30 October 2006 it purchased 300,000 of its ordinary shares at a price of 301.7314p per share from UBS Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 34,841,850 of its ordinary shares in Treasury and has a total of 705,855,380 ordinary shares (excluding Treasury shares) in issue.

Grey Denham

Company Secretary

30 October 2006

END

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